Exhibit 99.1

Internet Gold Reports Financial Results For the

Fourth Quarter and Full Year of 2017

- Continued focus on debt structure improvement -

Ramat Gan, Israel - March 29, 2018 - Internet Gold - Golden Lines Ltd. (“the Company”) (NASDAQ Global Select Market and TASE: IGLD), a holding company with the controlling interest in B Communications Ltd. (NASDAQ and TASE: BCOM), which in turn holds the controlling interest in Bezeq, The Israel Telecommunication Corporation Ltd. (TASE: BEZQ), today reported its financial results for the fourth quarter and year ended December 31, 2017.

“2017 was a very challenging year for Internet Gold due to the developments at Bezeq, our base asset, in parallel with the ongoing developments affecting our parent company, Eurocom. Nevertheless, we are pleased with the results of both B Communications and Bezeq and look forward to the quarters ahead,” said Doron Turgeman, CEO of Internet Gold.

Private Placement of Series D Debentures: During October 2017, the Company completed two private placements of approximately NIS 227 million par value in the aggregate of its Series D Debentures to certain institutional, “qualified” and private investors in Israel in exchange for approximately NIS 205 million par value of its outstanding Series C Debentures. Upon completion of the exchange offer, NIS 40.5 million par value of Series C Debentures and NIS 757.3 million par value of Series D Debentures remain outstanding.

Internet Gold’s Unconsolidated Financial Liabilities and Liquidity

As of December 31, 2017, Internet Gold’s unconsolidated liquidity balances comprised of cash and cash equivalents and short-term investments totaled NIS 195 million ($56 million), its unconsolidated financial liabilities totaled NIS 823 million ($237 million) and its unconsolidated net debt totaled NIS 628 million ($181 million).

(In millions)	December 31,	December 31,	December 31,
	2017	2017	2016
	NIS	US$	NIS

Series C debentures	43	12	389
Series D debentures	780	225	551
CPI forward	-	-	6
Total financial liabilities	823	237	946

Cash and cash equivalents	21	6	48
Short-term investments	174	50	334
Total liquidity	195	56	382

Net debt	628	181	564

1

Internet Gold’s Fourth Quarter and Full Year Consolidated Financial Results

Internet Gold’s consolidated revenues for the fourth quarter of 2017 totaled NIS 2.46 billion ($709 million), a 1.8% decrease from the NIS 2.50 billion reported in the fourth quarter of 2016. For the full year 2017, Internet Gold’s revenues totaled NIS 9.8 billion ($2.8 billion), a 2.9% decrease from NIS 10.1 billion reported in 2016. For both the current and the prior year periods, Internet Gold’s consolidated revenues consisted entirely of Bezeq’s revenues.

Internet Gold’s consolidated operating profit for the fourth quarter of 2017 totaled NIS 280 million ($80 million), a 27.5% decrease from NIS 386 million reported in the fourth quarter of 2016. For the full year 2017, Internet Gold’s consolidated operating profit totaled NIS 1.6 billion ($468 million), an 12.7% decrease from NIS 1.9 billion reported in 2016.

Internet Gold’s consolidated net profit for the fourth quarter of 2017 totaled NIS 26 million ($7 million), a 69.4% decrease compared with NIS 85 million reported in the fourth quarter of 2016. For the full year 2017, Internet Gold’s consolidated net profit totaled NIS 687 million ($198 million), a 56.5% increase compared with NIS 439 million reported in 2016.

Internet Gold’s loss attributable to shareholders for the fourth quarter of 2017 was NIS 50 million ($14 million) from a loss of NIS 4 million reported in the fourth quarter of 2016. For the full year 2017, Internet Gold’s net loss attributable to shareholders was NIS 8 million ($2 million) from a net loss of NIS 202 million reported in 2016. The loss in 2016 was due to B Communications’ one-time refinancing expenses related to the early redemption of its 7⅜% Senior Secured Notes (the “Notes”).

Internet Gold’s Fourth Quarter and Full Year Unconsolidated Financial Results

(In millions)	Three months ended December 31,			Year ended December 31,
	2017	2017	2016	2017	2017	2016
	NIS	US$	NIS	NIS	US$	NIS

Financing expenses, net	(26)	(7)	(5)	(60)	(17)	(44)
Operating expenses	(1)	-	(1)	(4)	(1)	(5)
Tax expenses	(2)	(1)	-	(2)	(1)	-
Interest in BCOM’s net profit (loss)	(21)	(6)	2	58	17	(153)
Net loss	(50)	(14)	(4)	(8)	(2)	(202)

As of December 31, 2017, Internet Gold held approximately 65% of B Communications’ outstanding shares. Accordingly, Internet Gold’s interest in B Communications’ loss for the fourth quarter of 2017 totaled NIS 21 million ($6 million) from net income of NIS 2 million reported in the fourth quarter of 2016. For the full year 2017, Internet Gold’s interest in B Communications’ net profit totaled NIS 58 million ($17 million) from a net loss of NIS 153 million reported in 2016. The loss in 2016 was due to B Communications’ one-time refinancing expenses related to the early redemption of the Notes.

Internet Gold’s unconsolidated net financial expenses in the fourth quarter of 2017 totaled NIS 26 million ($7 million) compared with NIS 5 million in the fourth quarter of 2016. Net financial expenses in 2017 included NIS 15 million ($4 million) of interest and CPI linkage expenses related to its publicly-traded debentures and a one-time loss of NIS 12 million ($3 million) arising from the exchange of Series C Debentures for Series D Debentures. These expenses were partially offset by financial income of NIS 1 million ($300 thousand) generated by short term investments.

2

Internet Gold’s unconsolidated net financial expenses in 2017 totaled NIS 60 million ($17 million) compared with NIS 44 million in 2016. Net financial expenses in 2017 included NIS 50 million ($15 million) of interest and CPI linkage expenses related to its publicly-traded debentures and from the NIS 12 million ($3 million) one-time loss arising from the exchange of Series C Debentures to Series D Debentures. These expenses were partially offset by financial income of NIS 2 million ($1 million) generated by short term investments.

Internet Gold’s unconsolidated net loss for the fourth quarter of 2017 was NIS 50 million ($14 million) compared with a net loss of NIS 4 million reported in the fourth quarter of 2016.

For the full year 2017, Internet Gold’s unconsolidated net loss totaled NIS 8 million ($2 million) compared to a net loss of NIS 202 million in 2016. The net loss in 2016 was due to the one-time refinancing expenses associated with B Communications’ early redemption of its Notes.

Bezeq Group Results (Consolidated)

To provide further insight into its results, the Company is providing the following summary of the consolidated financial report of the Bezeq Group for the quarter and full year ended December 31, 2017. For a full discussion of Bezeq Group’s results for the quarter and full year ended December 31, 2017, please refer to its website: http://ir.bezeq.co.il.

Bezeq Group (consolidated)	Q4-2017	Q4-2016	% change	FY-2017	FY-2016	% change
	(NIS millions)			(NIS millions)

Revenues	2,458	2,504	(1.8%)	9,789	10,084	(2.9%)
Operating profit	427	532	(19.7%)	2,110	2,321	(9.1%)
Operating margin	17.4%	21.2%		21.6%	23.0%
Net profit	205	185	10.8%	1,235	1,244	(0.7%)
EBITDA	854	940	(9.1%)	3,825	4,060	(5.8%)
EBITDA margin	34.7%	37.5%		39.1%	40.3%

Diluted EPS (NIS)	0.07	0.07	0.0%	0.45	0.45	0.0%
Cash flow from operating activities	842	832	1.2%	3,525	3,526	(0.0%)
Payments for investments	391	335	16.7%	1,530	1,416	8.1%
Free cash flow [1]	473	513	(7.8%)	2,093	2,248	(6.9%)

Total debt				11,861	10,953	8.3%
Net debt				9,391	9,719	(3.4%)
EBITDA (trailing twelve months)				3,825	4,060	(5.8%)
Net debt/EBITDA (end of period) [2]				2.46	2.39

1 Free cash flow is defined as cash flow from operating activities less net payments for investments.

2 EBITDA in this calculation refers to the trailing twelve months.

Revenues of the Bezeq Group in 2017 totaled NIS 9.80 billion ($2.83 billion) compared to NIS 10.08 billion in 2016, a decrease of 2.9%.

Revenues of the Bezeq Group in the fourth quarter of 2017 were NIS 2.46 billion ($709 million), compared to NIS 2.50 billion in the corresponding quarter of 2016, a decrease of 1.8%. The decrease was due to lower revenues in all of the Bezeq Group segments.

Salary expenses of the Bezeq Group in 2017 totaled NIS 2.01 billion ($578 million), the same as in 2016.

Salary expenses of the Bezeq Group in the fourth quarter of 2017 were NIS 505 million ($146 million) compared to NIS 503 million in the corresponding quarter of 2016, an increase of 0.4%.

3

Operating expenses of the Bezeq Group in 2017 totaled NIS 3.89 billion ($1.12 billion) compared to NIS 4.01 billion in 2016, a decrease of 3.0%. The decrease in operating expenses was due to a reduction in most of the expense categories of the group, which were influenced, among other factors, by the early adoption of accounting standard IFRS 15.

Operating expenses of the Bezeq Group in the fourth quarter of 2017 were NIS 1 billion ($289 million) compared to NIS 1.03 billion in the corresponding quarter of 2016, a decrease of 2.4%. The decrease in operating expenses was due to a reduction in most of the expense categories of the group, which were influenced, among other factors, by the early adoption of accounting standard IFRS 15.

Other operating expenses, net of the Bezeq Group in 2017 was NIS 68 million ($20 million) compared with NIS nil in 2016. The increase in other operating expenses was primarily due to the recognition of a NIS 87 million ($25 million) impairment of goodwill of Yes.

Other operating expenses, net of the Bezeq Group in the fourth quarter of 2017 amounted to NIS 96 million ($28 million) compared to NIS 33 million in the corresponding quarter of 2016. The increase in other operating expenses was primarily due to the NIS 87 million ($25 million) impairment of goodwill of Yes.

Depreciation and amortization expenses of the Bezeq Group in 2017 totaled NIS 1.72 billion ($495 million) compared to NIS 1.74 billion in 2016, a decrease of 1.4%. The decrease in depreciation and amortization expenses in 2017 was primarily due to a reduction in the amortization of purchase price allocation costs recorded in connection with the acquisition of a controlling stake in Yes.

Depreciation and amortization expenses of the Bezeq Group in the fourth quarter of 2017 were NIS 427 million ($123 million), compared to NIS 408 million in the corresponding quarter of 2016, an increase of 4.7%. The increase in depreciation and amortization expenses expenses in the fourth quarter was due to yearly depreciation adjustments recorded by Bezeq Fixed-Line in the fourth quarter of 2016.

Operating profit of the Bezeq Group in 2017 totaled NIS 2.11 billion ($609 million) compared to NIS 2.32 billion in 2016, a decrease of 9.1%.

Operating profit of the Bezeq Group in the fourth quarter of 2017 was NIS 427 million ($123 million) compared to NIS 532 million in the corresponding quarter of 2016, a decrease of 19.7%.

Financing expenses, net of the Bezeq Group in 2017 totaled NIS 417 million ($120 million), compared to NIS 447 million in 2016, a decrease of 6.7%. Financing expenses, net of the Bezeq Group in the fourth quarter of 2017 amounted to NIS 120 million ($35 million) compared to NIS 136 million in the corresponding quarter of 2016, a decrease of 11.8%. The decrease in financing expenses was primarily due to a change in the recording of the second contingent consideration paid in connection with the acquisition of Yes. The decrease was partially offset by an increase in financing expenses in respect of a change in the fair value of the financial assets held by Yes.

Tax expenses of the Bezeq Group in 2017 totaled NIS 453 million ($131 million) compared to NIS 625 million in 2016, a decrease of 27.5%. The decrease in tax expenses was due to decreased earnings and a decrease in the corporate tax rate in 2017.

Tax expenses of the Bezeq Group in the fourth quarter of 2017 were NIS 101 million ($29 million) compared to NIS 210 million in the corresponding quarter of 2016, a decrease of 51.9%. The decrease in tax expenses was due to decreased earnings and a decrease in the corporate tax rate in 2017.

4

Net profit of the Bezeq Group in 2017 totaled NIS 1.23 billion ($356 million) compared to NIS 1.24 billion in 2016, a decrease of 0.7%.

Net profit of the Bezeq Group in the fourth quarter of 2017 was NIS 205 million ($59 million) compared to NIS 185 million in the corresponding quarter of 2016, an increase of 10.8%. The increase in net profit in the fourth quarter of 2017 was primarily due to the aforementioned reduction in tax and financing expenses.

EBITDA of the Bezeq Group in 2017 totaled NIS 3.83 billion ($1.1 billion) (EBITDA margin of 39.1%) compared to NIS 4.06 billion (EBITDA margin of 40.3%) in 2016, a decrease of 5.8%.

EBITDA of the Bezeq Group in the fourth quarter of 2017 was NIS 854 million ($246 million) (EBITDA margin of 34.7%) compared to NIS 940 million (EBITDA margin of 37.5%) in the corresponding quarter of 2016, a decrease of 9.1%.

Cash flow from operating activities of the Bezeq Group in 2017 totaled NIS 3.53 billion ($1.02 billion) compared to NIS 3.53 billion in 2016.

Cash flow from operating activities of the Bezeq Group in the fourth quarter of 2017 was NIS 842 million ($243 million) compared to NIS 832 million in the corresponding quarter of 2016, an increase of 1.2%. The increase in cash flow from operating activities was due to changes in working capital and tax payments.

Payments for investments (Capex) of the Bezeq Group in 2017 totaled NIS 1.53 billion ($441 million) compared to NIS 1.42 billion in 2016, an increase of 8.1%. The increase in investments was primarily due to the early adoption of accounting standard IFRS 15.

Payments for investments (Capex) of the Bezeq Group in the fourth quarter of 2017 was NIS 391 million ($113 million) compared to NIS 335 million in the corresponding quarter of 2016, an increase of 16.7%. The increase in investments was primarily due to the early adoption of accounting standard IFRS 15.

Free cash flow of the Bezeq Group in 2017 totaled NIS 2.09 billion ($604 million) compared to NIS 2.25 billion in 2016, a decrease of 6.9%. The decrease in free cash flow was due to the aforementioned increase in investments.

Free cash flow of the Bezeq Group in the fourth quarter of 2017 was NIS 473 million ($136 million) compared to NIS 513 million in the corresponding quarter of 2016, a decrease of 7.8%. The decrease in free cash flow was due to the aforementioned increase in investments.

Total debt of the Bezeq Group as of December 31, 2017 was NIS 11.9 billion ($3.4 billion) compared to NIS 11.0 billion as of December 31, 2016.

Net debt of the Bezeq Group was NIS 9.39 billion ($2.71 billion) as of December 31, 2017 compared to NIS 9.72 billion as of December 31, 2016.

Net debt to EBITDA (trailing twelve months) ratio of the Bezeq Group as of December 31, 2017, was 2.46 compared to 2.39 as of December 31, 2016.

5

Approval of a Creditors Arrangement of the Company’s Controlling Shareholder

As previously reported, the The Company’s controlling shareholder, Eurocom Communications Ltd. (“Eurocom”) (as well as other private companies of the Eurocom Group), had sought approval of a creditors arrangement in accordance with the provisions of Section 350 of the Israeli Companies Law (the “Arrangement”). Subsequently, Eurocom reported that the investor in the Arrangement proposal submitted a notice to the Court that the proposed Arrangement proposal expired and requested that the Court issue instructions. On March 20, 2018, a Court hearing was held regarding the Arrangement proposal. Eurocom reported that the Court suggested to the parties that they examine the feasibility of a different Arrangement structure and that the parties accepted the Court’s suggestion. The hearing was postponed to April 11, 2018. The Company will continue to report on any significant developments regarding the entire process, as required by law.

Locating and Appointing Candidates to the Bezeq’s Board of Directors

Regarding the process of locating and appointing candidates to the Bezeq’s Board of Directors (hereinafter, the “Recruitment Process”), it was resolved as follows pursuant to the request of B Communications):

●	Four to six “regular” directors (namely individuals who are not external directors and not necessarily independent directors) will be proposed by B Communications and will be included in the list of proposed candidates for the general meeting, subject to review by the Appointments Committee of the Bezeq Board of Directors to determine whether they comply with the applicable criteria.

●	The selection of the two Board of Director candidates to the position of independent director will be as follows: the Appointments Committee will formulate an initial list of candidates for the position of the two independent directors, which will include at least eight candidates who meet the criteria determined by law and the criteria to be formulated by the Appointments Committee. Representatives of B Communications will be partners in the discussions of the Appointments Committee in narrowing the aforementioned list of candidates to a final short list of candidates that will be acceptable to B Communications, which list will include at least four candidates. From the short list of candidates, the Appointments Committee will recommend to the Board of Directors two candidates for the position of independent director.

Investigation of the Israel Securities Authority and the Police Force

On June 20, 2017, the Israel Securities Authority (the “ISA”) began an open investigation (“the Investigation”) which included searches at the offices of Bezeq and of DBS and seizure of documents.

On November 6, 2017, the ISA issued a press release regarding the conclusion of the Investigation and the transfer of the Investigation file to the Tel Aviv District Attorney (Taxation and Economics). In accordance with the notice, the ISA concluded that there was prima facie evidence establishing the involvement of the main suspects in the case in offenses of: (1) fraudulently receiving funds in connection with the entitlement of Bezeq’s controlling shareholder to NIS 170 million of consideration in connection with Bezeq’s purchase of DBS shares from Bezeq’s controlling shareholder (the consideration was contingent on certain targets to be met by DBS); (2) leaking the material of meetings of the independent committee of Bezeq’s Board of Directors that examined interested party transactions (the acquisition of DBS shares by Bezeq and a transaction between DBS and Space Communications Ltd. for the purchase of satellite segments for DBS) with Bezeq’s controlling shareholder and its associates; and (3) promoting Bezeq’s interests in the Ministry of Communications in violation of the Penal Law and the Israel Securities Law. The notice further stated that the Investigation file was transferred to the District Attorney’s Office and that the District Attorney’s Office is authorized to decide on how to continue with this matter. It should be noted that in this context, on November 20, 2017, Bezeq and DBS received a “letter of notice to the suspect” according to which the investigation file for investigating Bezeq and DBS as suspects was transferred to the Attorney General for review.

6

On February 18, 2008, a joint press release by the ISA and the Israeli Police stated that in view of the evidence found by the ISA in its investigation, which raised suspicions of additional offenses, a new joint investigation was opened by investigators of the ISA and the Unit for Combating Economic Crime at Lahav 433, and that a number of suspects were arrested, including senior officers of the Bezeq Group.

To the best of Bezeq’s knowledge, and as the Court decisions show, the officers are suspected, together with others, of offenses of fraudulent receipt, managers’ offenses, obstruction of justice, bribery, offenses under the Securities Law, fraud and breach of trust in the corporation. Additionally. some of the officers are suspected of offenses under the Prohibition on Money Laundering Law.

Subsequent to the opening of the investigation, a number of legal proceedings were initiated against Bezeq, officers of Bezeq, and companies of the group of controlling shareholders in the Company, including motions for certification of class actions and motions for discovery of documents before submitting a motion for certification of a derivative claim.

To the best of the knowledge of the Company, none of its executive officers are targets of the ongoing investigation.

Appointment of Outside U.S. Counsel by Company’s Audit Committee to Conduct an Assessment of Internal Controls and Whether There Have Been Violations of U.S. Law

The Audit Committee of the Company has engaged outside U.S. counsel to conduct an assessment of: (a) the internal controls of the company and, as applicable, those of Bezeq – The Israel Telecommunications Corporation Ltd., in connection with the preparation of the Company’s financial statements to be included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2017 (the “20-F”), and (b) whether there have been any violations of the U.S. Foreign Corrupt Practices Act or any other laws that may affect the preparation of the Company’s 20-F.

Notes:

Convenience translation to U.S Dollars

Unless noted specifically otherwise, the dollar denominated figures were converted to US$ using a convenience translation based on the New Israeli Shekel (NIS)/US$ exchange rate of NIS 3.467 = US$ 1 as published by the Bank of Israel for December 31, 2017.

Use of non-IFRS financial measures

We and the Bezeq Group’s management regularly use supplemental non-IFRS financial measures internally to understand, manage and evaluate its business and make operating decisions. The following non-IFRS measures are provided in the press release and accompanying supplemental information because management believes these measurements are useful for investors and financial institutions to analyze and compare companies on the basis of operating performance:

●	EBITDA - defined as net profit plus net interest expense, provision for income taxes, depreciation and amortization;

●	EBITDA trailing twelve months - defined as net profit plus net interest expense, provision for income taxes, depreciation and amortization during last twelve months;

●	Net debt - defined as long and short-term liabilities minus cash and cash equivalents and short-term investments; and

7

●	Net debt to EBITDA ratio - defined as net debt divided by the trailing twelve months EBITDA.

●	Free Cash Flow (FCF) - defined as cash from operating activities less cash for the purchase/sale of property, plant and equipment, and intangible assets, net.

These non-IFRS financial measures may differ materially from the non-IFRS financial measures used by other companies.

We present the Bezeq Group’s EBITDA as a supplemental performance measure because we believe that it facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structure, tax positions (such as the impact of changes in effective tax rates or net operating losses) and the age of, and depreciation expenses associated with, fixed assets (affecting relative depreciation expense).

EBITDA should not be considered in isolation or as a substitute for net profit or other statement of operations or cash flow data prepared in accordance with IFRS as a measure of profitability or liquidity. EBITDA does not take into account our debt service requirements and other commitments, including capital expenditures, and, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses. In addition, EBITDA, as presented in this press release, may not be comparable to similarly titled measures reported by other companies due to differences in the way that these measures are calculated.

Management of Bezeq believes that free cash flow is an important measure of its liquidity as well as its ability to service long-term debt, fund future growth and to provide a return to shareholders. We also believe this free cash flow definition does not have any material limitations. Free cash flow is a financial index which is not based on IFRS. Free cash flow is defined as cash from operating activities less cash for the purchase/sale of property, plant and equipment, and intangible assets, net. Bezeq also uses the net debt and net debt to EBITDA trailing twelve months ratio to analyze its financial capacity for further leverage and in analyzing the company’s business and financial condition. Net debt reflects long and short-term liabilities minus cash and cash equivalents and investments.

Reconciliations between the Bezeq Group’s results on an IFRS and non-IFRS basis with respect to these non-IFRS measurements are provided in tables immediately following the Company’s consolidated results. The non-IFRS financial measures are not meant to be considered in isolation or as a substitute for comparable IFRS measures, and should be read only in conjunction with its consolidated financial statements prepared in accordance with IFRS.

About Internet Gold

Internet Gold is a telecommunications oriented holding company which is a controlled subsidiary of Eurocom Communications Ltd. Internet Gold holds the controlling interest in B Communications, which in turn holds the controlling interest in Bezeq. For more information, please visit the following Internet sites:

www.igld.com

www.bcommunications.co.il

www.ir.bezeq.co.il

www.eurocom.co.il

Forward-Looking Statements

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in B Communications’ filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

For further information, please contact:

Idit Cohen – IR Manager

idit@igld.com / Tel: +972-3-924-0000

Hadas Friedman – Investor Relations

Hadas@km-ir.co.il / Tel: +972-3-516-7620

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Internet Gold - Golden Lines Ltd.

Consolidated Statements of Financial Position as at December 31,

(In millions)

	2017	2017	2016
	NIS	US$	NIS
Current Assets
Cash and cash equivalents	2,408	695	810
Investments	769	222	1,240
Trade receivables	1,915	552	2,000
Other receivables	270	78	217
Related party	43	12	-
Inventory	125	36	106

Total current assets	5,530	1,595	4,373

Non-Current Assets
Trade and other receivables	493	142	644
Property, plant and equipment	6,940	2,002	7,072
Intangible assets	5,852	1,688	6,534
Deferred expenses and investments	558	161	465
Broadcasting rights	454	131	432
Deferred tax assets	1,019	294	1,007

Total non-current assets	15,316	4,418	16,154

Total assets	20,846	6,013	20,527

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Internet Gold - Golden Lines Ltd.

Consolidated Statements of Financial Position as at December 31, (cont’d)

(In millions)

	2017	2017	2016
	NIS	US$	NIS
Current Liabilities
Bank loans and credit and debentures	1,955	564	2,181
Trade and other payables	1,729	499	1,661
Related party	-	-	32
Current tax liabilities	166	48	138
Provisions	95	27	80
Employee benefits	280	81	315
Total current liabilities	4,225	1,219	4,407

Non-Current Liabilities
Bank loans and debentures	13,149	3,794	12,241
Employee benefits	272	78	258
Other liabilities	234	67	244
Provisions	39	11	47
Deferred tax liabilities	459	132	593
Total non-current liabilities	14,153	4,082	13,383

Total liabilities	18,378	5,301	17,790

Equity
Attributable to shareholders of the Company	184	53	194
Non-controlling interests	2,284	659	2,543

Total equity	2,468	712	2,737

Total liabilities and equity	20,846	6,013	20,527

10

Internet Gold - Golden Lines Ltd.

Consolidated Statements of Income for the Year Ended December 31,

(In millions except per share data)

	2017	2017	2016
	NIS	US$	NIS

Revenues	9,789	2,823	10,084

Costs and expenses
Depreciation and amortization	2,117	611	2,161
Salaries	2,008	579	2,017
General and operating expenses	3,902	1,125	4,024
Other operating expense, net	137	40	21

	8,164	2,355	8,223

Operating profit	1,625	468	1,861

Financing expenses, net	577	166	975

Profit after financing expenses, net	1,048	302	886

Share of loss in equity-accounted investee	5	1	5

Profit before income tax	1,043	301	881

Income tax expenses	356	103	442

Net profit for the year	687	198	439

Profit (loss) attributable to:
Shareholders of the company	(8)	(2)	(202)
Non-controlling interests	695	200	641

Net profit for the year	687	198	439

Earnings (loss) per share
Basic	(0.41)	(0.12)	(10.52)
Diluted	(0.41)	(0.12)	(10.52)

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Reconciliation for NON-IFRS Measures

EBITDA

The following is a reconciliation of the Bezeq Group’s net profit to EBITDA:

(In millions)	Three-month period ended December 31,			Year ended December 31,
	2017	2017	2016	2017	2017	2016
	NIS	US$	NIS	NIS	US$	NIS

Net profit	205	59	185	1,235	356	1,244
Income tax	101	29	210	453	131	625
Share of loss (income) in equity- accounted investee	1	-	1	5	1	5
Financing expenses, net	120	35	136	417	120	447
Depreciation and amortization	427	123	408	1,715	495	1,739

EBITDA	854	246	940	3,825	1,103	4,060

Net Debt

The following table shows the calculation of the Bezeq Group’s net debt:

(In millions)	As at December 31,
	2017	2017	2016
	NIS	US$	NIS

Short term bank loans and credit and debentures	1,632	471	1,825
Non-current bank loans and debentures	10,229	2,949	9,128
Cash and cash equivalents	(2,181)	(629)	(648)
Investments	(289)	(83)	(586)

Net debt	9,391	2,708	9,719

Net Debt to Trailing Twelve Months EBITDA Ratio

The following table shows the calculation of the Bezeq Group’s net debt to EBITDA trailing twelve months ratio:

(In millions)	As at December 31,
	2017	2017	2016
	NIS	US$	NIS

Net debt	9,391	2,708	9,719

Trailing twelve months EBITDA	3,825	1,103	4,060

Net debt to EBITDA ratio	2.46	2.46	2.39

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Reconciliation for NON-IFRS Measures

Free Cash Flow

The following table shows the calculation of the Bezeq Group’s free cash flow:

(In millions)	Three-month period ended December 31,			Year ended December 31,
	2017	2017	2016	2017	2017	2016
	NIS	US$	NIS	NIS	US$	NIS

Cash flow from operating activities	842	243	832	3,525	1,017	3,526
Purchase of property, plant and equipment	(296)	(86)	(292)	(1,131)	(326)	(1,193)
Investment in intangible assets and deferred expenses	(95)	(27)	(43)	(399)	(115)	(223)
Proceeds from the sale of property, plant and equipment	22	6	16	98	28	138

Free cash flow	473	136	513	2,093	604	2,248

Loan to Value (LTV)

The following table shows the calculation of IGLD’s loan to value ratio as of December 31, 2017:

(In millions)

NIS

IGLD’s unconsolidated net debt	628

Market value of B Communications shares held by IGLD	1,226

IGLD’s LTV	51.2%

Net Asset Value (NAV)

The following table shows the calculation of IGLD’s net asset value as of December 31, 2017:

(In millions)

NIS

Market value of B Communications shares held by IGLD	1,226

IGLD’s unconsolidated net debt	628

IGLD’s NAV	598

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Designated Disclosure with Respect to the Company’s Projected Cash Flows

In connection with the issuance of the Series D Debentures in 2014, we undertook to comply with the “hybrid model disclosure requirements” as determined by the Israeli Securities Authority and as described in the prospectus governing our Series D Debentures.

This model provides that in the event certain financial “warning signs” exist, and for as long as they exist, we will be subject to certain disclosure obligations towards the holders of our Series D Debentures.

In examining the existence of warning signs as of December 31, 2017, our board of directors noted that our consolidated financial statements (unaudited) as well as our separate internal (unpublished) unaudited financial information as of and for the three months period ended December 31, 2017 reflect that we had, as expected, a continuing negative cash flow from operating activities of NIS 1 million in the forth quarter of 2017.

The Israeli regulations provide that the existence of a continuing negative cash flow from operating activities could be deemed to be a “warning sign” unless our board of directors determines that the possible “warning sign” does not reflect a liquidity problem.

Such continuing negative cash flow from operating activities results from the general operating expenses of the Company of NIS 1 million in the fourth quarter of 2017 and due to the fact that the Company, as a holding company, does not have any cash inflows from operating activities. Our main source of cash inflows is generated from dividends (classified as cash flow from investing activities) or debt issuances (classified as cash flow from financing activities). We did not have any such inflows in the fourth quarter of 2017.

Such continuing negative cash flow from operating activities does not effect our liquidity in any manner. Our board of directors reviewed our financial position, outstanding debt obligations and our existing and anticipated cash resources and uses and determined that the existence of the continuing negative cash flow from operating activities, as mentioned above, does not reflect a liquidity problem.

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Internet Gold’s Unconsolidated Balance Sheet

(In millions)	December 31,	December 31,	December 31,
	2017	2017	2016
	NIS	US$	NIS
Current assets
Cash and cash equivalents	21	6	48
Short-term investments	174	50	334
Total current assets	195	56	382

Non-current assets
Investment in an investee (*)	814	235	758

Total assets	1,009	291	1,140

Current liabilities
Current maturities of debentures	97	28	130
Other payables	16	5	21
Total current liabilities	113	33	151

Non-current liabilities
Debentures	712	205	795

Total liabilities	825	238	946

Total equity	184	53	194

Total liabilities and equity	1,009	291	1,140

(*) Investment in B Communications.

Unconsolidated figures as of December 31, 2017:

●	Unconsolidated total equity represents 18.2% of unconsolidated total balance sheet.

●	Unconsolidated LTV ratio is 51.2%.

●	The ratio of cash and cash equivalents plus short-term investments plus dividend receivable from B Communication and market value of B Communications shares over the control permit (approximately 14.78% of B Communications outstanding shares) to unconsolidated current maturities of debentures is 4.20.

●	Internet Gold’s NAV is NIS 598 million.

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